SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company Number: 1397169

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

of

PRUDENTIAL PUBLIC LIMITED COMPANY

At the Annual General Meeting of the above named Company duly convened and held on 17 May 2007 the following resolutions were passed as ordinary resolutions:

Resolution 11

“That the Company be and is hereby generally and unconditionally authorised for the purposes of [Part XA of the Companies Act 1985 (as amended)] to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) up to a maximum aggregate sum of £50,000, as follows:

(a)	such authority shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the conclusion of the Annual General Meeting to be held in 2010; and

(b)	the Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired.”

Resolution 12

“THAT, without prejudice to any other authority conferred on the directors by or pursuant to Article 12 of the Company’s Articles of Association, the authority conferred on the directors by Article 12 of the Company’s Articles of Association to allot generally and unconditionally relevant securities (as defined in Section 80 of the Companies Act 1985) be renewed for a period expiring at the end of the next Annual General Meeting and for that period the Section 80 amount in respect of the Company’s ordinary shares shall be £40,740,000.”

The following were passed as special resolutions:

Resolution 13

“THAT the directors be and are hereby authorised to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the power conferred on the directors by Article 13 of the Company’s Articles of Association and

for this purpose allotment of equity securities shall include a sale of relevant shares as provided in Section 94(3A) of that Act as if Section 89(1) of that Act did not apply to such allotment provided that (i) the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to the authority under Article 13(b) is £6,110,000 and (ii) the authority conferred by this resolution shall expire at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed.”

Resolution 14

“THAT the Company be and is hereby generally and unconditionally authorised, pursuant to Article 58 of the Company’s Articles of Association and in accordance with Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of five pence each in the capital of the Company provided that:

(a)	the maximum aggregate number of ordinary shares hereby authorised to be purchased is 244 million;

(b)	the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(c)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is five pence; and

(d)	further provided that this authority shall, unless renewed, varied or revoked prior to such time, expire at the end of the Annual General Meeting of the Company to be held in 2008 or 18 months from the date of this resolution (whichever is earlier), save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired.

All ordinary shares purchased pursuant to said authority shall be either:

(i)	cancelled immediately upon completion of the purchase; or

(ii)	be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.”

Resolution 15

“THAT the directors be and are hereby authorised to offer and allot ordinary shares in lieu of dividend from time to time or for such period as they may determine pursuant to the terms of Article 180 of the Company’s Articles of Association provided that the authority conferred by this resolution shall expire at the end of the fifth Annual General Meeting of the Company after the date on which this resolution is passed.”

Resolution 16

“THAT Articles 190, 195, 196 and 197 of the Articles of Association of the Company be and are hereby altered, and new Article 209A of the Articles of Association of the Company be and is hereby inserted by making the amendments set out in Appendix 2 to this Notice.”

Resolution 17

“THAT Article 180 of the Articles of Association of the Company be and is hereby altered by making the amendments set out in Appendix 2 to this Notice.”

Resolution 18

“THAT Article 218 of the Articles of Association of the Company be and is hereby altered by making the amendment set out in Appendix 2 to this Notice.”

Resolution 19

“THAT new Article 219 of the Articles of Association of the Company be and is hereby inserted as set out in Appendix 2 to this Notice.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 May 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Susan Henderson

Susan Henderson
Deputy Group Secretary